Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: January 12, 2015

NEWS RELEASE
Contacts:
Cindy Resman	Jeff Warren
Public Relations	Investor Relations
+1-763-505-0291	+1-763-505-2696

FOR IMMEDIATE RELEASE

MEDTRONIC HIGHLIGHTS GROWTH OPPORTUNITIES

AT J.P. MORGAN HEALTHCARE CONFERENCE

SAN FRANCISCO — Jan. 12, 2015 — Chairman and CEO Omar Ishrak discussed the future of Medtronic, Inc. (NYSE: MDT) during a presentation to investors at the 33rd Annual J.P. Morgan Healthcare Conference in San Francisco today. The presentation outlined the company’s continued focus on creating long-term value in healthcare through its three key strategies of therapy innovation, globalization and economic value. The pending acquisition of Covidien was also highlighted, which is expected to close in the last week of January or early February and is expected to meaningfully accelerate Medtronic’s three strategies and increase the company’s financial strength and flexibility. The company remains focused on combining reliable performance with disciplined capital allocation to create long-term shareholder value.

“We are steadfast in our focus on delivering long-term value in healthcare and believe there is significant growth opportunity for us as our strategies address the three universal healthcare needs – improving clinical outcomes, expanding access, and optimizing cost and efficiency,” said Ishrak. “Aligned with these universal healthcare needs, our three key strategies will deliver new therapies, unlock opportunities in emerging markets and develop new solutions for hospital efficiency and disease management.”

Progress against the company’s three key strategies was highlighted during the presentation:

•	Therapy Innovation: strong execution of recent product launches, including the Reveal® LINQ® implantable cardiac monitor, CoreValve®, Nuvent™ Sinus Dilation System and MiniMed® 530G with Enlite. The company also outlined a cadence of future therapy innovations over the next four years.

•	Globalization: focus on addressing the inequity in healthcare access globally by creating diverse sources of revenue in emerging markets through private and public partnerships, as well as channel optimization, which is a shift to direct distribution to get closer to the customer.

•	Economic Value: focus on becoming a leader in the transforming value-based healthcare landscape where the delivery of care and the related costs are directly associated with patient outcomes. In the Integrated Health Solutions business that is focused on delivering economic value for hospitals and health systems, both Cath Lab Managed Services and Cardiocom® have contributed to growth that is expected to accelerate over the next few years.

The presentation also referenced Medtronic’s continued ability to generate significant free cash flow, of which it is committed to returning 50 percent to shareholders through dividends and share repurchases.

“Medtronic is uniquely positioned to be the leading medical technology solutions partner with market-leading products, breadth and scale and financial strength,” said Ishrak. “With the addition of Covidien, our combined portfolio and global representation will enhance our ability to deliver economic value to more patients and physicians, in more places around the world.”

An archived webcast of Medtronic’s 2015 J.P. Morgan Healthcare Conference presentation will be available via the company’s website at www.medtronic.com/investors later today.

About Medtronic

Medtronic, Inc. (www.medtronic.com), headquartered in Minneapolis, is the global leader in medical technology — alleviating pain, restoring health and extending life for millions of people around the world.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a Prospectus of New Medtronic. The registration statement has been declared effective by the SEC. Medtronic and Covidien have made available to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 26, 2014 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 26, 2014, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.